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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO
                                 (RULE 14d-100)

                 TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
               OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)

                          HOLT'S CIGAR HOLDINGS, INC.
                           (NAME OF SUBJECT COMPANY)

                             HCH ACQUISITION CORP.
                                ROBERT G. LEVIN
                         FUENTE INVESTMENT PARTNERSHIP
                           (NAMES OF FILING PERSONS)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  436598 10 6
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            MATTHEW H. LUBART, ESQ.
                     FOX, ROTHSCHILD, O'BRIEN & FRANKEL LLP
                            997 LENOX DRIVE, BLDG. 3
                        LAWRENCEVILLE, NEW JERSEY 08648
                            TELEPHONE: 609-896-3600
                            FACSIMILE: 609-896-1469
         (NAME, ADDRESS AND TELEPHONE NUMBERS OF PERSONS AUTHORIZED TO
        RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                           CALCULATION OF FILING FEE*

Transaction Valuation  $                Amount of Filing Fee  $
                       --------------                         --------------

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* Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of 1,516,786 shares of common stock, $0.001 par value (the "Common Stock"), of Holt's Cigar Holdings, Inc. at a price per share of Common Stock of $5.50 in cash. Such number of shares of Common Stock represents the number of outstanding shares of Common Stock not beneficially owned by the Fuente Investment Partnership and Robert G. Levin as of November 14, 2000. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

     [X] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: $1,668.47
     Filing Party: HCH Acquisition Corp., Fuente Investment Partnership and Robert G. Levin.
     Form or Registration No.: Tender Offer Statement on Schedule TO
     Date Filed: November 14, 2000

     [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]  third-party tender offer subject to Rule 14d-1.
     [ ]  issuer tender offer subject to Rule 13e-4.
     [X]  going-private transaction subject to Rule 13e-3.
     [ ]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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     This Amendment No. 2 to Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO originally filed on November 14, 2000 and first amended on November 17, 2000 (the "Schedule TO") by HCH Acquisition Corp., a Delaware corporation (the "Purchaser"), Robert G. Levin and Fuente Investment Partnership (collectively, the "Purchaser Stockholders"), relating to the tender offer by the Purchaser to purchase all of the outstanding shares of Common Stock, par value $0.001 per share (the "Shares"), of Holt's Cigar Holdings, Inc., a Delaware corporation (the "Company"), not already owned by the Purchaser Stockholders, at $5.50 per Share (the "Offer Price"), net to the sellers in cash, without interest, upon the terms and subject to the terms and conditions set forth in the Offer to Purchase, dated November 14, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the "Offer").

ITEM 11.  ADDITIONAL INFORMATION.

     THE FOLLOWING SENTENCE IS HEREBY INSERTED AFTER THE BULLET POINTS IN THE "RECOMMENDATION OF THE SPECIAL COMMITTEE" SECTION OF "SPECIAL FACTORS, SECTION 2 -- RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS OF THE COMPANY":

          After considering and reviewing the foregoing, the Special Committee adopted the Fairness Opinion of Berwind to the effect that, as of the date of such Opinion and based upon the assumptions made, matters considered and limitations on review set forth therein, the consideration to be received by the holders of Shares pursuant to the Offer and the Merger is fair to such holders, other than the Purchaser and the Purchaser Stockholders, from a financial point of view.

     THE FIRST FULL PARAGRAPH ON PAGE 12, NOT INCLUDING THE BULLET PARAGRAPHS, OF "SPECIAL FACTORS, SECTION 2 -- RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS OF THE COMPANY" IS HEREBY DELETED IN ITS ENTIRETY AND REPLACED WITH THE FOLLOWING:

          Recommendation of the Board of Directors of the Company. Based upon their consideration, review and adoption of the Fairness Opinion of Berwind and their consideration, review and adoption of the foregoing analysis of the Special Committee, the Board of Directors of the Company, with Messrs. Levin, Fuente, Sr., Fuente, Jr. and Pitkow abstaining, also determined that the terms of the Offer and the Merger are fair to, and in the best interest of, the Company's stockholders (other than the Purchaser and the Purchaser Stockholders) from a financial point of view and resolved at its meeting on November 8, 2000 to (i) approve the Merger Agreement and the Merger and
     (ii) recommend that such stockholders accept and tender their Shares in response to the Offer. Mr. Levin abstained because he is one of the Purchaser Stockholders and the majority stockholder of the Purchaser. Messrs. Fuente, Sr. and Fuente, Jr. abstained because they own a beneficial interest in Fuente Investment Partnership, the other Purchaser Stockholder which owns the remaining stock of the Purchaser. Mr. Pitkow abstained because he is a full-time employee and member of the Company's management and expects to continue in that capacity after the consummation of the Merger.

     THE FIFTH FULL PARAGRAPH ON PAGE 12, NOT INCLUDING THE BULLET PARAGRAPHS, OF "SPECIAL FACTORS, SECTION 2 -- RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS OF THE COMPANY" IS HEREBY DELETED IN ITS ENTIRETY AND REPLACED WITH THE FOLLOWING:

          Neither the Board of Directors nor the Special Committee considered the liquidation of the Company's assets to be a viable course of action. The Board of Directors and the Special Committee (which, because of the abstentions by the other Board members, was, in effect, acting as the Board of Directors) believed that an appraisal of the liquidation value of the Company would not be relevant to determining the fair value of the Company. Due to the nature of the Company's business and the fact that it has significant intangible assets, such a valuation would fall below the Company's going-concern value, which was considered by Berwind, and below the Offer price. Therefore, neither the Board of
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     Directors nor the Special Committee sought appraisal or liquidation values for purposes of evaluating the Offer and the Merger.

     THE FOLLOWING PARAGRAPHS ARE HEREBY ADDED FOLLOWING THE LAST PARAGRAPH OF "SPECIAL FACTORS, SECTION 2 -- RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS OF THE COMPANY":

          Due to the limited float and relatively low trading volume in the Shares, the Board of Directors believed that attempts to sell a significant number of Shares would cause substantial downward pressure on the market price for the Shares. The Board of Directors, therefore, believed that an offer by the Fuente Investment Partnership and Robert G. Levin could represent an opportunity for public stockholders to realize a higher price for their Shares than they might realize in market transactions.

          With respect to a potential sale of the Company, the Board of Directors determined that the number of strategic companies that had the ability and desire to acquire an entity in the tobacco industry was extremely limited. Through personal and business relationships of management of the Company, the Company contacted entities which management believed were capable of acquiring the Company regarding their interest in a potential acquisition. To the extent that these inquiries resulted in discussions between executives of the potential acquirers and executives of the Company, these discussions failed to generate offers, and all discussions were terminated prior to the Purchaser Stockholders' decision to open discussions with the Board of Directors concerning the possibility of this Tender Offer. Management has not identified any other interested strategic acquirer. As a result of the Company's lack of success in pursuing these alternatives, the fact that the Fuente Investment Partnership and Mr. Levin stated affirmatively that they did not wish to sell their respective interests in the Company (totaling 74.06%) to any third party, and the fact that the principals in the Fuente Investment Partnership were also controlling persons of the entity which was the Company's principal supplier and the owner of the blend used in the manufacture of the Ashton premium cigars, the Board of Directors and the Special Committee concluded that selling the Company to a strategic buyer was not a viable option.

          The Board of Directors and Special Committee also concluded that the Company could not be sold to a financial buyer because of (i) the current business environment for tobacco industry companies; (ii) the company's limited growth prospects; (iii) the disfavor that tobacco industry companies have with investors and Wall Street; (iv) a potential buyer's limited ability to leverage the Company's good will and operations in light of the nature of its assets and the competitive pressures impacting margins; (v) the health concerns associated with tobacco use; and (vi) the increasing legal and regulatory action against tobacco companies.

     THE FIRST PARAGRAPH OF "THE SPECIAL FACTORS, SECTION 4 -- POSITION OF THE PURCHASER STOCKHOLDERS REGARDING FAIRNESS OF THE OFFER AND THE MERGER" IS DELETED IN ITS ENTIRETY AND REPLACED WITH THE FOLLOWING:

          The Purchaser Stockholders have reviewed, considered and adopted the Fairness Opinion of Berwind and the analyses and findings of the Special Committee and the Board of Directors and believe that the consideration to be received by the stockholders pursuant to the Offer and the Merger is fair. The Purchaser Stockholders also base their belief on the following facts:

     THE FOLLOWING PARAGRAPH IS INSERTED TO "THE SPECIAL FACTORS, SECTION
4 -- POSITION OF THE PURCHASER STOCKHOLDERS REGARDING FAIRNESS OF THE OFFER AND THE MERGER" IMMEDIATELY FOLLOWING THE BULLET POINTS AND BEFORE THE SECOND AND FINAL PARAGRAPH:

          The Purchaser Stockholders, based upon their review and consideration of the Fairness Opinion and the foregoing analysis of the Special Committee and the Board of Directors, believe that the terms of the Offer and the Merger and the consideration to be received by the stockholders of the Company (other than the Purchaser and Purchaser Stockholders) are procedurally fair because the price for the Shares contained in the Offer was separately negotiated by the Special Committee with the Purchaser Stockholders. In that negotiation, the Special Committee had the benefit of assistance and advice from

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     Stradley, as independent counsel, and from Berwind. Additionally, the purchase of Shares tendered in the Offer will not be consummated, and the Merger will not occur, unless a majority of the outstanding Shares not owned by the Purchaser Stockholders have been validly tendered.

     THE FIRST THREE PARAGRAPHS OF "SPECIAL FACTORS, SECTION 6 -- PURPOSE AND STRUCTURE OF THE OFFER AND THE MERGER" OF THE OFFER TO PURCHASE ARE HEREBY DELETED IN THEIR ENTIRETY AND REPLACED WITH THE FOLLOWING:

          The purpose of the Offer, the Merger and the Merger Agreement is to provide the public stockholders a fair price for their Shares and to enable the Purchaser Stockholders to acquire control of, and the entire equity interest in, the Company. Since the Company first went public, the officers and members of the Board of Directors of the Company, including Mr. Levin, Carlos A. Fuente, Sr. and Carlos P. Fuente, Jr., have considered a variety of alternatives to increase stockholder value by enlarging operations, improving results and expanding the business prospects of the Company. Toward that end, senior management engaged in conversations with representatives of other companies in various aspects of the cigar business, as well as manufacturers and distributors of other high end consumer products which it believed might be complementary with the Company's product lines. Despite these efforts, management was unable to consummate any transactions which would advance these goals. After evaluating the results of this process and giving consideration to the limited public float of Shares, the increasingly stringent regulatory climate to which the industry was expecting to be subjected, a slowdown in revenue growth, declining margins and other economic factors, the Purchaser Stockholders concluded that it was unlikely that any meaningful improvement in the value or liquidity of the Shares of the Company would occur in the foreseeable future.

          The Purchaser Stockholders determined to proceed with the Offer and the Merger at this time because they believed it would afford all of the Company's stockholders an opportunity to dispose of their shares at a premium over market prices prevailing prior to the announcement of the Offer. The Purchaser Stockholders and the Company believe that the $5.50 price per Share offered by the Purchaser creates value for the unaffiliated stockholders of the Company, in light of various factors that have affected the Company and the entire tobacco industry. These include the general pattern of decline in the trading price of the Shares, mounting regulatory, legislative and public opinion pressures on the entire tobacco industry, reduced demand for certain cigar products and a general increase in tobacco taxes.

          The Purchaser Stockholders further believe that causing the Company to be privately held will reduce management's commitment of resources with respect to procedural and compliance requirements of a public company and will reduce costs associated with the Company's obligations and reporting requirements under the securities laws. Company management does not believe that the debt incurred by the Company in connection with the Offer would unduly restrict its operations or strategic alternatives. The Purchaser Stockholders' decision to proceed with the Offer and the Merger was due to their belief that the factors described above have placed, and will continue to place, the Company's management under pressure to focus on short-term operating results in order to meet the market's expectations rather than allowing the Company's management to apply its energies to longer term strategies.

     THE FOLLOWING PARAGRAPH IS HEREBY INSERTED IN "THE OFFER, SECTION 7 -- EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES; STOCK LISTING; EXCHANGE ACT DEREGISTRATION" IMMEDIATELY FOLLOWING THE FIRST PARAGRAPH PERTAINING TO THE MARKET FOR THE SHARES:

          Prior to the commencement of the Tender Offer, the Purchaser Stockholders owned 4,329,692 shares of the Common Stock of the Company, constituting approximately 74% of the outstanding shares. The Purchaser Stockholders have committed to contribute their shares to the Purchaser immediately prior to the consummation of the purchase by the Purchaser of the Shares tendered in response to the Offer. Fuente Investment Partnership owns 35% of the outstanding shares of the Purchaser and, prior to the commencement of the Offer, owned approximately 26% of the issued and outstanding Shares of the Company; Robert Levin owns 65% of the outstanding shares of the Purchaser and, prior to the commencement of the Offer, owned approximately 48% of the issued and outstanding Shares of the

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     Company. Consequently, prior to the commencement of the Tender Offer,
     Fuente Investment Partnership had an approximately 26% beneficial interest in the net book value of the Company as of September 30, 2000, or $7,561,027 and an approximately 26% beneficial interest in the net income of the Company for the nine months ended September 30, 2000, or $293,756; and Robert G. Levin had an approximately 48% beneficial interest in the net book value of the Company as of September 30, 2000, or $13,934,503 and an approximately 48% beneficial interest in the net income of the Company as of September 30, 2000, or $541,375. Upon the closing of the Merger, the Purchaser will be merged with and into the Company, which will be the surviving corporation. As a result of the Merger, Fuente Investment Partnership will be the owner of 35% of the outstanding common stock of the Company, and Robert G. Levin will be the owner of 65% of the outstanding common stock of the Company. Accordingly, following the Merger, Fuente Investment Partnership will have a 35% beneficial interest in the book value of the Company as of September 30, 2000, or $10,159,060, and a 35% beneficial interest in the net income of the Company as of September 30, 2000, or $394,694; and Robert G. Levin will have a 65% beneficial interest in the net book value of the Company as of September 30, 2000, or $18,866,825, and a 65% beneficial interest in the net income of the Company for the nine months ended September 30, 2000, or $733,002.

     THE FOLLOWING SENTENCE IS HEREBY INSERTED IN "THE OFFER, SECTION 7 -- EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES; STOCK LISTING; EXCHANGE ACT DEREGISTRATION" IMMEDIATELY FOLLOWING THE SENTENCE IN THE LAST PARAGRAPH PERTAINING TO THE DELISTING OF SHARES FROM NASDAQ:

          The unaffiliated stockholders who tender their Shares in response to the Offer will no longer be entitled to participate in any growth or future earnings of the Company upon consummation of the Offer. If the Offer is consummated, any unaffiliated stockholders who did not tender their Shares will no longer be entitled to participate in future growth or earnings of the Company following completion of the Merger.

     THE SECTION ENTITLED "THE OFFER, SECTION 10 -- SOURCE AND AMOUNT OF FUNDS" IS HEREBY DELETED IN ITS ENTIRETY AND REPLACED WITH THE FOLLOWING:

10. SOURCE AND AMOUNT OF FUNDS

     The Offer is conditioned upon receipt by the Purchaser of loan proceeds in an amount sufficient to pay the purchase price for the Shares tendered in response to the Offer or acquired in the Merger. Assuming that the Purchaser purchases 1,516,786 Shares pursuant to the Offer at a purchase price of $5.50 per Share, net to the sellers in cash, the Purchaser expects the maximum aggregate cost, including all fees and expenses applicable to the Offer and the Merger and the costs to the Company of canceling all outstanding options, will total approximately $11,800,000. The approximately $790,000 in fees and expenses applicable to the Offer and the Merger include: (i) legal fees; (ii) printing and delivery costs; (iii) Information Agent fees; (iv) financial advisor service fees to Berwind; (v) Depositary Agent fees to Continental Stock Transfer & Trust Company; (vi) governmental filing fees; and (vii) other miscellaneous costs, fees and expenses.

     Subject to the terms and conditions contained therein, the Purchaser has entered into a Loan Agreement with First Union National Bank ("First Union") to receive a bank loan in an amount up to $13,000,000 (the "Loan"). The terms and conditions of the Loan are set forth in that certain Loan Agreement, dated as of November 8, 2000 (the "Loan Agreement"), by and between the Purchaser, as borrower, and First Union. The Loan Agreement sets forth various terms and conditions that must be fulfilled by each of the parties to the Loan Agreement as a condition to the consummation of the Offer and the purchase of the tendered Shares. In connection with the Loan Agreement, the Purchaser will enter into a pledge agreement with First Union and a related account control agreement with First Union and the Depositary, pursuant to which the Purchaser will grant First Union a perfected security interest in all of the Shares owned or hereafter acquired by the Purchaser. The payment, performance and satisfaction of the Loan are further secured by the personal guaranty of Robert G. Levin. A portion of the funds borrowed under the Loan will be paid to the Purchaser on the Expiration Date and shall be used to pay for the Shares tendered in the Offer and all related fees and

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expenses incurred in connection therewith. An additional amount, up to an aggregate maximum of $13,000,000 under the Loan, will be paid to the Purchaser at the Effective Time to pay the Merger Consideration and all related fees and expenses incurred in connection therewith.

     The outstanding principal balance of the Loan shall bear interest at the Adjusted LIBOR Market Index Rate in effect from time to time during the term of the Loan, and shall be adjusted daily to reflect changes in such rate. The Purchaser must repay, and intends on repaying, the outstanding principal of the Loan plus all accrued and unpaid interest on the earlier of (i) sixty (60) days following the expiration date of the Loan or (ii) three (3) business days following the completion of the Merger.

     The Purchaser does not currently have an alternative method of financing the Offer in the event the Purchaser does not receive the Loan in an amount sufficient to pay the purchase price for the Shares tendered in response to the Offer or acquired in the Merger. The Purchaser Stockholders do not intend to file an amendment upon actual receipt of the Loan proceeds pursuant to the Loan Agreement since all of the terms of the Loan are contained in the Loan Agreement attached as Exhibit (b)(1) to the Schedule TO-T. STOCKHOLDERS ARE URGED TO READ THE LOAN AGREEMENT IN ITS ENTIRETY, WHICH LOAN AGREEMENT IS ATTACHED AS EXHIBIT
(b)(1) TO THE SCHEDULE TO-T.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          /s/ ROBERT G. LEVIN
                                          --------------------------------------
                                          Robert G. Levin

                                          HCH Acquisition Corp.

                                          By: /s/ ROBERT G. LEVIN
                                            ------------------------------------
                                            Robert G. Levin, President

                                          Fuente Investment Partnership

                                          By: /s/ CARLOS A. FUENTE, SR.
                                            ------------------------------------
                                            Carlos A. Fuente, Sr.

Dated: December 5, 2000

     After due inquiry and to the best of my knowledge and belief, I certify that the information required by Schedule 13E-3 with respect to the subject company that is set forth in this statement is true, complete and correct.

                                          Holt's Cigar Holdings, Inc.

                                          By: /s/ MICHAEL PITKOW
                                            ------------------------------------
                                            Michael Pitkow, Executive Vice
                                              President

Dated: December 5, 2000

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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 5, 2000

                                          HOLT'S CIGAR HOLDINGS, INC.

                                          By: /s/ MICHAEL PITKOW
                                            ------------------------------------
                                          Name: Michael Pitkow
                                          Title: Executive Vice President

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